082-35716

MAYER • BROWN

SEC Mail
Mail Processing
Section

JAN 22 2008

Washington, DC
106

Mayer Brown LLP
[redacted]1909 K Street, N.W.
[redacted], D.C. 20006-1101

Tel (202) 263-3000
Fax (202) 263-3300
www.mayerbrown.com

08000441

[illegible]eth A. Hennigan
Direct Tel (202) 263-3467
ehennigan@mayerbrown.com

January 22, 2008

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: Ongoing Compliance with Rule 12g3-2(b)
Exemption for Bank Leumi

SUPPL

Dear Sir or Madam:

Bank Leumi le-Israel B.M. filed an application with the U.S. Securities and Exchange Commission regarding an exemption from the ongoing reporting requirements of the U.S. Securities Act of 1934, as amended pursuant to Rule 12g3-2(b) thereunder. Pursuant to this Exemption, enclosed please find the translation of two Immediate Reports Regarding an Event or Matter Falling Outside the Ordinary Course of Business of the Corporation, dated January 20, 2008, and January 22, 2008.

Sincerely,

Elizabeth A. Hennigan
Practice Group Assistant

Enclosure

PROCESSED
JAN 30 2008
THOMSON
FINANCIAL

dlw 1/29

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No.

Translation of Immediate Report

Bank Leumi le-Israel B.M.

Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

22 January 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970
Nature of Event: Approval of Claim as Class Action

Further to previous reports of Bank Leumi le-Israel B.M. (the "Bank"), regarding a petition for the approval of a claim as a class action (the "Petition") filed in the Tel Aviv-Jaffa District Court against the Bank, Bank Hapoalim B.M. and Israel Discount Bank Ltd., whereby it is alleged that the said banks charged their customers interest for unlinked shekel credit, a commission for credit allotment and fixed management fees with regard to debitory current accounts at identical rates and amounts, as a result of price coordination and a restrictive arrangement, which are prohibited under the Restrictive Trade Practices Law, 1988, it is hereby announced that on 21 January 2008 the Bank received a ruling of the District Court regarding approval of the claim as a class action.

The remedy requested in the action is the refund of the alleged over-charging to the said customers of the banks, who took out unlinked shekel credit or a “retroactive reduction” of the aforementioned interest and commission rates collected by the banks during the past decade, in an estimated aggregate amount of NIS 7 billion (while in the body of the petition, it is alleged that the aggregate damage is NIS 10 billion). The action does not clearly state which specific amount is attributable to each of the banks.

The Bank is of the view that a petition for permission for leave to appeal can be filed against the said ruling, and will act accordingly.

Date and time at which the corporation first became aware of the event or matter:
21 January 2008 at 10:00.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No.

Translation of Immediate Report

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

20 January 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970
Nature of Event: Signing of Plea Bargain

Further to previous reports of Bank Leumi le-Israel B.M. (the "Bank") on the same matter, the last of which was filed on 14 March 2007 (the text of which appears below for convenience), the Bank hereby announces that it has today, together with three of its subsidiaries: Leumi L.P. Ltd. (formerly Leumi-Pia Trust Management Co. Ltd.), Leumi Management Ltd. (formerly Psagot Managers of Mutual Funds - Leumi Ltd.) and Leumi Securities and Investments Ltd. (formerly Psagot Ofek Investment House Ltd.), signed a plea bargain in the file C.F. 2665/07, in the Tel Aviv – Jaffa Magistrates Court (the "Plea Bargain").

According to the Plea Bargain that was filed today as agreed with the Tel Aviv – Jaffa Magistrates Court, the Prosecutor has retracted all the charges related to the Bank's employees and employees of the subsidiaries. The Bank and the subsidiaries admitted to the facts contained in the amended indictment. Pursuant to the Plea Bargain, the Prosecutor petitioned the imposition of fines, as follows: on the Bank – a fine of NIS 5 million, on Leumi L.P. Ltd. – a fine of NIS 10 million, and on Leumi Management Ltd. and Leumi Securities and Investments Ltd. – an aggregate fine of NIS 10 million, to be divided between them equally.

The Court's ruling on adopting the Plea Bargain will be given 24 January 2008.

Text of Immediate Report filed on 14 March 2007

Further to the reports of Bank Leumi le-Israel B.M. (the "Bank"), the last of which was filed on 8 March 2007, the Bank hereby reports as follows:

An indictment was filed today, 14 March 2007, against the Bank, Leumi L.P. Ltd. (formerly Leumi-Pia Trust Management Co. Ltd.), Leumi Management Ltd. (formerly Psagot Managers of Mutual Funds - Leumi Ltd.) and Leumi Securities and

Investments Ltd. (formerly Psagot Ofek Investment House Ltd.), subsidiaries of the Bank, and against a number of employees of the Bank and of the said companies at the time of the offence attributed to them, in respect of a breach of section 82 of the Joint Investment Trust Law, 1984 in its form at the time of the alleged offence, together with section 29(b) of the Penal Law, 1977.

End of Text of Immediate Report filed on 14 March 2007

Date and time at which the corporation first became aware of the event or matter: 20 January 2008 at 13:30.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

END